SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. __)

Under the Securities Exchange Act of 1934

Golden Eagle International, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

380961 10 2
(CUSIP Number)

Dewey L. Williams
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2007
(Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS Dewey L. Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a)[ ] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO Conversion of Series B Contingent Convertible Preferred Shares.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Item 2(d)[__] Item 2(e)[__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7	SOLE VOTING POWER 106,191,750

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

8	SHARED VOTING POWER 0

9	SOLE DISPOSITIVE POWER 106,191,750

10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,191,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%

14	TYPE OF REPORTING PERSON

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.0001 par value of Golden Eagle International, Inc. The principal executive offices of Golden Eagle International, Inc. are presently located at 9661 South 700 East, Salt Lake City, Utah 84070, Telephone 801-619-9320.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is filed by Dewey L. Williams, an individual.

(b)	Business Address: 6860 N. Dallas Parkway, Ste. 200, Plano, TX 75024.

(c)	Present Occupation: Clothier, Dewey L. Williams dba The Heritage Shop.

(d)	During the last five (5) years, Dewey L. Williams has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, Dewey L. Williams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Dewey L. Williams is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 26, 2006, Dewey L. Williams owned 24,678,000 common shares of Golden Eagle International, Inc. and additionally held notes owed by Golden Eagle International, Inc., in the amount of $28,898.93, which were converted on December 31, 2006 into 28,899 shares of Golden Eagle International, Inc.'s Series B Contingent Convertible Preferred Stock. Dewey L. Williams obtained an additional 297,156 shares of Golden Eagle International, Inc.'s Series B Contingent Convertible Preferred Stock between March and August of 2007 from Golden Eagle International, Inc. and in a private transaction. On December 27, 2007, Dewey L. Williams converted his 326,055 Series B Contingent Convertible Preferred Shares into 81,513,750 common shares of Golden Eagle International, Inc. This resulted in Dewey Williams holding an aggregate of 106,191,750 common shares of Golden Eagle International, Inc. common stock (24,678,000 common shares held as of December 26, 2007 plus the 81,513,750 common shares acquired upon conversion of the 326,055 Series B Contingent Convertible Preferred Shares).

ITEM 4.     Purpose of Transaction.

Mr. Williams initially acquired the shares of Series B Contingent Convertible Preferred Stock in exchange for debt previously contracted. The Series B shares became convertible into common shares on September 18, 2007. The purpose of the December 27, 2007 transaction was to convert Series B Contingent Convertible Preferred Shares of Golden Eagle International, Inc. into its common shares.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The filer has sole voting and dispositive power over 106,191,750 common shares of the Issuer. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2008	Dewey L. Williams
/s/Dewey L. Williams